UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                               V Band Corporation
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   918193 103
                                   ----------
                                 (CUSIP Number)

                             Thomas N. Talley, Esq.
                             Thacher Proffitt & Wood
                             Two World Trade Center
                            New York, New York 10014
                                 (212) 912-7400
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 14, 1999
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 20 Pages



CUSIP No.  918193 103
           ----------


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         IPC Information Systems, Inc.; ID Number:  58-1636502
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /

               N/A                                                      (b) / /
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                             / /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                      1,430,472
 NUMBER OF               -------------------------------------------------------
  SHARES                 8.       SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                             0
   EACH                  -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH                               0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,430,472
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      /  /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         26.35%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 20 Pages



CUSIP No.  918193 103
           ----------


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Cabke Systems Holding LLC ("CSH LLC")
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /

               N/A                                                      (b) / /
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

               00
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                             / /

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

               DE
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                      1,430,472
 NUMBER OF               -------------------------------------------------------
  SHARES                 8.       SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                             0
   EACH                  -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH                               0
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,430,472
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      /  /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              26.35%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 4 of 20 Pages

Item 1.       SECURITY AND ISSUER

              This Statement relates to the common stock, par value $0.01 per share (the "Shares"), of V Band Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3 Westchester Plaza, Elmsford, NY 10523.


Item 2.       IDENTITY AND BACKGROUND

              This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) IPC Information Systems, Inc., a Delaware corporation (the "Company") and (ii) Cable Systems Holding, LLC, a Delaware limited liability company ("CSH LLC").

              The Company's principal office is 88 Pine Street, Wall Street Plaza, New York, New York 10005. The Company's principal business is providing integrated telecommunications equipment and services that facilitate the execution of transactions by the financial trading community. See Schedule A attached hereto and incorporated herein by reference with respect to each executive officer and director of the Company.

              CSH LLC owns 59.80% of the common stock of the Company. CSH LLC is a Delaware limited liability company which engages in certain telecommunication businesses through its subsidiaries.

              The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of CSH LLC is set forth on Schedule B, attached hereto.

              In addition, members of CSH LLC holding certain classes of securities are entitled to exercise jointly decision-making authority with respect to 4,829,584 shares of the Company held by CSH LLC. Information with respect to such persons is also set forth on Schedule B hereto.

              During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedule A and B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

              Not applicable.


Item 4.       Purpose of the Transaction
              --------------------------

              The Company entered into the Stockholder's Agreement dated April 14, 1999 (the "Stockholder's Agreement") by and between the Company and Thomas
E. Feil (the "Stockholder") at the same time as the Company entered into the Agreement and Plan of Merger dated April 14, 1999 (the "Merger Agreement") by and among the Issuer, the Company, and IPC Merger Sub, Inc. ("Merger Sub"). For a description of the Stockholder's Agreement, see Item 6 hereof.


              The Merger Agreement provides for the merger of the Issuer with and into Merger Sub, a wholly owned subsidiary of the Company (the "Merger"), and the payment of $0.27 cash per share for each outstanding share of the Issuer's common stock, including the Stockholder's Shares.

                                                              Page 5 of 20 Pages

              Under the terms of the Stockholder's Agreement, the Stockholder is obligated to vote his Shares in favor of the Merger and has granted the Company a proxy to vote the Stockholder's Shares in favor of the Merger.


Item 5.       Interest in Securities of the Issuer
              ------------------------------------

              (a) Other than the 1,390,472 Shares beneficially owned by the Stockholder as to which the Company has a proxy to vote, the Company does not beneficially own any Shares of the Issuer. Such Shares represent 25.61% of the 5,428,621 Shares outstanding, as of January 31, 1999 as set forth in Issuer's Annual Report on Form 10-K for the fiscal year ended October 31, 1998.

              (b) The responses of the Company to Items (7) through (11) of the cover page of this Statement which relate to beneficial ownership of the Shares are incorporated herein by reference.

              (c) Other than the Shares referred to in (a) above, the Company has not had any transactions in the Shares in the past sixty days.

              (d) None.

              (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          ---------------------------------------------------------------------

              As discussed in Item 4 above, the Company and the Stockholder entered into the Stockholder's Agreement which requires the Stockholder to vote his Shares (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach by the Issuer of the Merger Agreement, and (iii) against certain specified actions which are intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder's Agreement.

              The Stockholder's Agreement also provides the Company with a proxy to vote the Shares in the manner described above.

              The Stockholder's Agreement will terminate upon the consummation of the Merger, the termination of the Merger Agreement, or the amendment of the Merger Agreement in a manner which adversely affects the amount, composition, or timing of the receipt of the consideration provided by the Merger.


              The foregoing description is qualified in its entirety by reference to the Stockholder's Agreement, which is attached hereto as Exhibit
(1) and incorporated herein by reference in its entirety.

Item 7.       Material to be Filed as Exhibits
              --------------------------------

              The following are filed herewith as exhibits to this Schedule 13D:

              (1) Stockholder's Agreement dated April 14, 1999 between the Stockholder and the Company.

              (2) Joint Filing Agreement.

                                                              Page 6 of 20 Pages

                                   SIGNATURES
                                   ----------


              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.


Dated:  April 26, 1999


                                   IPC INFORMATION SYSTEMS, INC.



                                   By:   /s Gerald E. Starr
                                         -------------------------------------
                                         Gerald E. Starr
                                         President and Chief Executive Officer




              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.


Dated:  April 26, 1999


                                   CABLE SYSTEMS HOLDING, LLC


                                   By:  /s/ Bruce Burkett
                                        -------------------------------------
                                        Bruce Burkett
                                        Manager

                                                              Page 7 of 20 Pages

                                   SCHEDULE A

IPC Information Systems, Inc.
-----------------------------

          During the last five years, to the best of the Company's knowledge, none of the executive officers and directors of the Company have been a party to a court proceeding of a judicial or administrative body of competent jurisdiction which proceeding would have resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state laws or finding any violations with respect to such laws. During the last five years, to the best of the Company's knowledge, none of the executive officers and directors of the Company have been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors). The business address of each director and executive officer is 88 Pine Street, Wall Street Plaza, New York, New York 10005. Each executive officer or director of the Company is a United States citizen.

          Set forth below is the name and title of each director and executive officer of the Company.

NAME                      TITLE
----                      -----
Peter Woog                Chairman and Director
Richard P. Kleinhnecht    Vice Chairman and Director
Richard M. Cashin, Jr.    Director
David Y. Howe             Director
Richard Smith             Director
Robert J. McInerney       Director
Gerald E. Starr           Chief Executive Officer, President and Director
David A. Walsh            Executive Vice President, IPC and IXnet and Director
Brian L. Reach            Vice President, Chief Financial Officer and Director

          None of the executive officers or directors of the Company beneficially owns any shares of the Issuer.

                                                              Page 8 of 20 Pages

                                   SCHEDULE B


                                    Managers

                                       of

                           Cable Systems Holding, LLC

          The names and titles of the Managers of Cable Systems Holding, LLC ("CSH LLC") and their business address and principal occupations are set forth below. If no address is given, the Manager's business address is that of CSH LLC at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSH LLC and each individual is a United States citizen.


Name, Business Address       Present Principal Occupation
----------------------       ----------------------------

Peter A. Woog                Manager; President and Chief Executive Officer
                             of Cable Systems International Inc.; President and
                             Chief Executive Officer of Cable Systems
                             Holding Company

Bruce Burkett                Manager; Secretary, Treasurer and Chief
                             Financial Officer of Cable Systems International,
                             Inc.; Secretary, Treasurer and Chief Financial
Bruce Burkett                Officer of Cable Systems Holding Company


          Members of CSH LLC with authority to make decisions regarding 4,829,584 shares of IPC Common Stock held by CSH LLC:




Name, Business Address            Present Principal Occupation
----------------------            ----------------------------


David Kirby                       Private Investor/Consultant
24 Father Peter's Lane
New Canaan, CT 06840
John O'Mara                       Private Investor/Consultant
623 Lake Avenue
Greenwich, CT 06830

Citicorp Venture Capital, Ltd.    A wholly-owned subsidiary of Citibank, N.A.,
399 Park Avenue, 14th Floor       a national banking association, which, in
New York, NY 10043                turn, is a wholly-owned subsidiary of
                                  Citicorp, a Delaware corporation

                                                              Page 9 of 20 Pages
                                                                       Exhibit A

                             STOCKHOLDER'S AGREEMENT

         This Agreement is dated as of April 14, 1999 by and between IPC Information Systems, Inc. (the "Buyer") and Thomas E. Feil (the "Stockholder").

                             ----------------------

         Concurrently herewith, the Buyer, Merger Sub and the Target are entering into the Merger Agreement, pursuant to which Target will be merged with and into Merger Sub, whereby each share of common stock, par value $.01, of the Target, other than any Dissenting Share or Buyer-owned Share, will be converted into the right to receive the Merger Consideration.

         As a condition to Buyer entering into the Merger Agreement, the Buyer requires that the Shareholder enter into, and the Stockholder has agreed to enter into, this Agreement with the Buyer.

                             ----------------------

         In order to implement the foregoing and in consideration of the mutual agreements contained herein, the parties hereby agree as follows:

         1. CERTAIN DEFINITIONS. Capitalized terms used but not defined shall have the meanings set forth in the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"). The following terms, when used in this Agreement, shall have the following meanings (such definitions to be equally applicable to both singular and plural terms of the terms defined):

         "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Securities Exchange Act.

         "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as a trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as a trustee or executor, by contract or credit arrangement or otherwise.

         "EXISTING SHARES" has the meaning ascribed thereto in ss. 2(a)(i).

                                                             Page 10 of 20 Pages
                                                                       Exhibit A

         "PERMITTED TRANSFEREE" means in the case of the Stockholder, (a) a spouse or lineal descendent (including by adoption and stepchildren), heir, executor, testamentary trustee or legatee of such Stockholder or (b) any trust or estate the beneficiaries of which, or any corporation, limited liability company or partnership, the stockholders, members or partners of which include only the Persons described in clause (a) above.

         "SHARES" means the Existing Shares, together with any shares of Target Common Stock acquired of record or beneficially by such Stockholder in any capacity after the date hereof and prior to the Termination Date, whether upon exercise of options, conversion of convertible securities, purchase, exchange or otherwise; PROVIDED, HOWEVER, that in the event of a stock dividend or distribution, or any change in the Target Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

         "STOCKHOLDER" has the meaning ascribed thereto in the introductory paragraph to this Agreement.

         "TARGET COMMON STOCK" means the common stock, $.01 par value per share, of the Target.

         "TERMINATION DATE" has the meaning ascribed thereto in ss. 9 of this Agreement.

         2. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. The Stockholder hereby represents and warrants to the Buyer as follows:

                  (a) (i) the Stockholder is the record holder or beneficial owner of 1,430,472 shares of Target Common Stock (the "Existing Shares").

                           (ii) On the date hereof, the Existing Shares
                  constitute all of the outstanding shares of Target Common Stock owned of record or beneficially by the Stockholder. The Stockholder does not have record or beneficial ownership of any other Shares.

                           (iii) Except for 40,000 of the Existing Shares held
                  of record by his spouse, the Stockholder has sole power of disposition with respect to all of the Existing Shares and sole voting power with respect to the matters set forth in ss. 4 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all of the Existing Shares, with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

                                                             Page 11 of 20 Pages
                                                                       Exhibit A

                           (iv) The Stockholder will have sole power of
                  disposition with respect to Shares other than Existing Shares, if any, which become beneficially owned by him and will have sole voting power with respect to the matters set forth in ss. 4 hereof and sole power to demand dissenter's or appraisal rights, in each case with respect to all Shares other than Existing Shares, if any, which become beneficially owned by him with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

                  (b) The Stockholder has the legal capacity, power and authority to enter into and perform all of his obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which the Stockholder is a party or by which the Stockholder is bound including, without limitation, any trust agreement, voting agreement, stockholders agreement, voting trust, partnership or other agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law, and to the discretion of the court before which any proceeding therefore may be brought, or (c) public policy considerations or court decisions which may limit the rights of the parties thereto for indemnification. All necessary consents of any beneficiary of or holder of interest in any trust of which the Stockholder is Trustee to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been obtained. If the Stockholder is married and his Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms.

                  (c) No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby and (ii) neither the execution and delivery of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions hereof shall (x) conflict with or result in any breach of any applicable trust, partnership agreement or other agreements applicable to the Stockholder, (y) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which the Stockholder or any of the Stockholder's properties or assets may be bound or (z) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to the Stockholder or any of the Stockholder's properties or assets. The

                                                             Page 12 of 20 Pages
                                                                       Exhibit A

Buyer acknowledges the requirement that Stockholder file an amendment to his
Schedule 13D with the Securities and Exchange Commission.

                  (d) The Stockholder's Shares (other than the 40,000 Shares held of record by his spouse) and the certificates representing such Shares are now and at all times during the term hereof will be held by the Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

                  (e) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder in his or her capacity as such.

                  (f) The Stockholder understands and acknowledges that the Buyer is entering into the Merger Agreement in reliance upon the Stockholder's execution and delivery of this Agreement with the Buyer.

         3. REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer hereby represents and warrants to the Stockholder as follows:

                  (a) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

                  (b) The Buyer has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized and approved by all required corporate action. This Agreement has been duly executed and delivered by the Buyer, and (assuming due authorization, execution and delivery by the Stockholder) constitutes a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditor's rights generally, (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law, and to the discretion of the court before which any proceeding therefor may be brought, or (c) public policy considerations or court decisions which may limit the rights of the parties thereto for indemnification.

                  (c) The execution and delivery of this Agreement does not, and the consummation by the Buyer of the transactions contemplated by this Agreement and compliance by the Buyer with the provisions of this Agreement will not, conflict with, or result in any breach or violation of, or

                                                             Page 13 of 20 Pages
                                                                       Exhibit A

default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of or "put" right with respect to any obligation or to loss of a material benefit under, or result in the creation of any lien upon any of the properties or assets of the Buyer under, (i) the certificate of incorporation or by-laws of the Buyer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Buyer or its properties or assets or (iii) any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to the Buyer or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any state or federal public body or authority is required by or with respect to the Buyer in connection with the execution and delivery of this Agreement by the Buyer or the consummation by the Buyer of any of the transactions contemplated by this Agreement.

         4.       AGREEMENT TO VOTE; PROXY

                  (a) The Stockholder hereby agrees that, until the Termination Date (as defined in Section 9), at any meeting of the Target Stockholders, however called, or in connection with any written consent of the Target Stockholders, the Stockholder shall vote (or cause to be voted) the Shares held of record or beneficially by him (i) in favor of the Merger, the execution and delivery by the Target of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Target under the Merger Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing by the Buyer in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving the Target or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Target or its Subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Target or its Subsidiaries; (C) any change in the majority of the board of directors of the Target; (D) any material change in the present capitalization of the Target or any amendment of the Target's certificate of incorporation or by-laws; (E) any other material change in the Target's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or this Agreement. The Stockholder shall not enter into any agreement or understanding with any person or entity to vote the Shares or give voting instructions with respect to the Shares in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

                  (b) THE STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, THE BUYER AND ANY DESIGNEE OF THE BUYER, EACH OF THEM INDIVIDUALLY, SUCH STOCKHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION DATE) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES

                                                             Page 14 of 20 Pages
                                                                       Exhibit A

AS SET FORTH IN ss. 4(a) ABOVE. THE STOCKHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY HIM WITH RESPECT TO HIS SHARES.

         5. CERTAIN COVENANTS OF STOCKHOLDER. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

                  (a) Prior to the Termination Date, the Stockholder shall not, in his capacity as such, directly or indirectly (including through advisors, agents or other intermediaries), solicit (including by way of furnishing information) or respond (other than to inform a party of the provisions of this Agreement) to any inquiries or the making of any proposal by any person or entity (other than the Buyer or any Affiliate thereof) with respect to the Company that constitutes or could reasonably be expected to lead to an Acquisition Proposal (as defined in ss. 5(g) of the Merger Agreement), provided, however, that the foregoing shall not restrict the Stockholder from taking any actions in his capacity as a director of Target. If the Stockholder in his capacity as Stockholder receives any such inquiry or proposal, then the Stockholder shall promptly inform the Buyer of the material terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. The Stockholder, in his capacity as such, will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

                  (b) Prior to the Termination Date, the Stockholder shall not, directly or indirectly (i) except pursuant to the terms of the Merger Agreement or this Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Target or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of the Stockholder's Shares or any interest therein, including any trust income or principal, except in each case to a Permitted Transferee who is or agrees to become bound by this Agreement; (ii) except as contemplated hereby, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing his obligations under this Agreement.

                  (c) The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that he may have.

                                                             Page 15 of 20 Pages
                                                                       Exhibit A

         6. FURTHER ASSURANCES. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         7. CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder's heirs, guardians, administrators or successors or as a result of any divorce.

         8. STOP TRANSFER. The Stockholder agrees with, and covenants to, the Buyer that he shall not request that the Target register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Stockholder's Shares, unless such transfer is made in compliance with this Agreement.

         9. TERMINATION. The obligations of the Stockholder and the irrevocable proxy contained in ss. 4(b) of this Agreement shall terminate upon the first to occur of (a) the Effective Time, (b) the date the Merger Agreement is terminated in accordance with its terms, and (c) the date, if any, upon which the Target, the Buyer and Merger Sub enter into any amendment to the Merger Agreement which changes in any adverse manner the amount, composition, or timing of the receipt of the Merger Consideration (such earlier to occur, the "Termination Date"); provided that the provisions of Section 11 and any claim for breach of any representation, warranty, covenant or other agreement under this Agreement occurring prior to the Termination Date shall survive the Effective Time and/or the Termination Date, as applicable.

         10. RELEASE OF RIGHTS TO COMPENSATION. Stockholder represents that since August 1, 1998 he has and will defer receiving $125,000 ("Deferred Compensation") of his $200,000 annual salary, a pro rata portion of which is included in accrued wages set forth in the Most Recent Balance Sheet. Stockholder agrees not to accept payment from Target or its Subsidiaries of any Deferred Compensation prior to the Termination Date. Stockholder hereby releases, effective on the Closing Date, any obligation of the Target or its Subsidiaries to pay any of the Deferred Compensation.

         11.      MISCELLANEOUS.

                  (a) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

                                                             Page 16 of 20 Pages
                                                                       Exhibit A

                  If to the Stockholder:    Thomas E. Feil
                                            c/o V Band Corporation
                                            3 Westchester Plaza
                                            Elmsford, New York 10523
                                            Phone: (914) 347-7118
                                            Fax: (914) 347-7524

                  copy to:                  Buchanan Ingersoll P.C.
                                            Eleven Penn Center, 14th Floor



                                            1835 Market Street
                                            Philadelphia, Pennsylvania
                                            19130-2895
                                            Attn:  Brian North
                                            Phone:  (215) 665-3828
                                            Fax:  (215) 665-8760

                  If to the Buyer:          IPC Information Systems, Inc.
                                            88 Pine Street
                                            Wall Street Plaza
                                            New York, New York 10005
                                            Attention:  Daniel Utevsky
                                            Phone: (212) 858-7908
                                            Fax:  (212) 509-7959

                  copy to:                  Thacher Proffitt & Wood
                                            Two World Trade Center
                                            New York, New York 10048
                                            Attention:  Thomas N. Talley
                                            Phone:  (212) 912-7645
                                            Fax:  (212) 432-7152

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

                  (b) WAIVER. At any time prior to the Effective Time, any party hereto may, with respect to any other party hereto, (i) extend the time for the performance of any of the obligations or other acts, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                                                             Page 17 of 20 Pages
                                                                       Exhibit A

                  (c) HEADINGS. The headings contained in this Agreement are for the convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (d) SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by the Merger Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the party hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner.

                  (e) ENTIRE AGREEMENT. This Agreement, including all exhibits, disclosure schedules and schedules hereto, constitutes the entire agreement and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and except as otherwise expressly provided herein.

                  (f) SUCCESSION AND ASSIGNMENT. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party (whether by operation of law or otherwise) without the prior written consent of the other party hereto. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other Person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

                  (g) SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

                  (h) RIGHTS AND REMEDIES. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

                  (i) FIDUCIARY DUTY. Notwithstanding anything herein to the contrary, no Person executing this Agreement who is, or becomes during the term hereof, a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or

                                                             Page 18 of 20 Pages
                                                                       Exhibit A

officer, and the
agreements set forth herein shall in no way restrict any director or officer in the exercise of his or her fiduciary duties as a director or officer of the Target. The Stockholder has executed this Agreement solely in his capacity as the record or beneficial holder of the Stockholder's Shares or as the trustee of a trust whose beneficiaries are the beneficial owners of the Stockholder's Shares.

                  (j) EXPENSES. Each party agrees to bear its own expenses in connection with the transactions contemplated hereby.

                  (k) GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

                  (l) TRIAL BY JURY. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

                  (m) COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.


                                      * * *

                                                             Page 19 of 20 Pages
                                                                       Exhibit A

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                  IPC INFORMATION SYSTEMS, INC.


                                  By:     /s/ Gerald E. Starr
                                          -------------------------------------
                                  Name:   Gerald E. Starr
                                  Title:  President and Chief Executive Officer


                                  STOCKHOLDER


                                  /s/ Thomas E. Feil
                                  ---------------------------------------------
                                  Thomas E. Feil

                                                             Page 20 of 20 Pages
                                                                       Exhibit B

                             JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement of Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of V Band Corporation, a New York corporation, and further agrees that this Joint Filing Agreement be included as an Exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


                                   IPC INFORMATION SYSTEMS, INC.


                                   By:  /s/ Gerald E. Starr
                                        -------------------------------------
                                        Gerald E. Starr
                                        President and Chief Executive Officer



                                   CABLE SYSTEMS HOLDING, LLC


                                   By:  /s/ Bruce Burkett
                                        -------------------------------------
                                        Bruce Burkett
                                        Manager